Zimmer Holdings, Inc. 345 East Main Street Warsaw, IN 46580 574.267.6131 www.zimmer.com
April 24, 2009
VIA EDGAR
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Zimmer Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 1-16407
Dear Ms. Blye:
     This letter is submitted in response to the Staff’s comment letter, dated March 31, 2009, with respect to the Office of Global Security Risk’s review of the above-referenced filing of Zimmer Holdings, Inc. (“we,” “us,” “our” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comment in bold-face below, and our response thereto follows the comment.
General
1.	We note from disclosure on pages 4 and 58 that you conduct operations in the Middle East and Africa. In addition, we note September 2007 and October 2008 news articles stating that you or certain subsidiaries sell products in Latin America. Iran and Syria, located in the Middle East, Sudan located in Africa, and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We also note information on Zimmer Spine’s website stating that Tehran Sutures Co., an Iranian company, is one of Zimmer Spine’s distributors. We note that your Form 10-K does not include disclosures regarding contacts with Cuba, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements,

U.S. Securities and Exchange Commission
April 24, 2009

or other contracts you have had with the governments of those countries or entities controlled by those governments.
Response:
Summary
     We have not conducted, and do not presently intend to conduct, any business with Cuba or Sudan. We confirm to the Staff that certain of our subsidiaries have sold and continue to sell commercial, non-sensitive medical devices to Iran and Syria in compliance with applicable law as described below. However, we do not believe that any specific reference to these sales was needed in our Form 10-K for the fiscal year ended December 31, 2008, because the sales are not material from either a quantitative or qualitative perspective to our past, current or anticipated operations.
     Historical information regarding sales to Iran and Syria for the last three fiscal years shows the insignificance of these sales to our operations from a quantitative perspective. The revenue contribution from these sales represented only 0.1% of our total revenue for these years. Further, we believe that the nature of these sales renders the fact of the sales qualitatively immaterial to a reasonable investor. All of these sales were of humanitarian goods (medical devices) that specifically target the relief of human suffering by the citizens of Iran and Syria. Additionally, all of the sales were made in accordance with applicable laws, and the vast majority of these sales were specifically licensed by the U.S. government.
Sales to Iran Pursuant to U.S. Treasury Department Licenses
     The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) has issued licenses to five of our U.S. subsidiaries and one of our foreign subsidiaries to sell U.S.-origin medical devices and foreign-made devices with more than de minimis U.S. content to Iran. The U.S. subsidiaries were included on the OFAC license because they manufacture the licensed medical products. All of the sales to Iran were made by a foreign subsidiary. OFAC issued the first license in January 2007 and issued a renewed license in January 2009, which will expire in January 2010.
     The OFAC license authorizes the licensees to enter into contracts for the sale and export of orthopaedic products, including orthopaedic plates and screws, fixators, implants and related items, to Tehran Sutures, a private distributor of medical products in Iran, and to certain OFAC-approved hospitals in Iran. The licensed medical products are intended for implantation into civilian patients in Iran.
     To the best of our knowledge after due inquiry, neither we nor any of our subsidiaries (including the licensees) has entered into any agreements or other commercial arrangements with the government of Iran or entities known to be controlled by the government of Iran.

U.S. Securities and Exchange Commission
April 24, 2009

Sales to Syria Pursuant to U.S. Commerce Department Licenses
     The U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) has issued a license to one of our foreign subsidiaries to sell implantable knee products and related knee surgical items to Syria. BIS issued the first license in June 2006 and issued a renewed license in September 2008, which will expire in September 2010. The BIS licensee is authorized to sell the knee implant products to a private distributor in Syria, Al-Chifa Ltd., for resale to BIS-approved hospitals.
     To the best of our knowledge after due inquiry, neither we nor any of our subsidiaries (including the BIS licensee) has entered into any agreements or other commercial arrangements with the government of Syria or entities known to be controlled by the government of Syria.
Sales Not Requiring U.S. Government Licensing
     In addition to the sales described above, our foreign subsidiaries have sold and continue to sell medical devices to Tehran Sutures in Iran and to Al-Chifa in Syria for resale to hospitals and patients in those countries. No U.S. government licensing is required for these sales because they are sales by independent non-U.S. companies of commercial, non-sensitive medical devices that either do not involve any U.S. persons or companies or do not involve any products of U.S. origin or any products containing more than de minimis U.S. content.
     To the best of our knowledge after due inquiry, our foreign subsidiaries have not entered into any agreements or other commercial arrangements with the governments of Iran or Syria or entities known to be controlled by such governments in connection with these sales.
     In accordance with your request, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please contact me directly at (574) 371-8505. You may also reach me via fax at (574) 372-4302. Please also note that the correct fax number for David C. Dvorak, the Company’s President and Chief Executive Officer, is (574) 372-4206.

U.S. Securities and Exchange Commission
April 24, 2009

Respectfully submitted,
/s/ CHAD F. PHIPPS
Chad F. Phipps
Senior Vice President, General Counsel and Secretary